UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    4   )*

U.S. AUTO PARTS NETWORK, INC.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 90343C100
(CUSIP Number) Mehran Nia 12320 21st Helena Dr. Los Angeles, CA 90049 (310) 704-9111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications) May 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100	Page 2 of 7

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Mehran Nia
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,677,001(1)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,677,001(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,677,001(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 12.32% *

14. Type of Reporting Person (See Instructions): IN

* Based upon 33,817,840 shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Schedule 14A Proxy Statement filed on April 8, 2015, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2015, totaling 37,967,837 shares.

(1)	Consists of (1) 3,615,391 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, (ii) 1,034,482 shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock owned by the Living Trust, and (iii) 27,128 shares of Common Stock issued in lieu of preferred stock dividends. Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

CUSIP No. 90343C100	Page 3 of 7

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Nia Living Trust Established September 2, 2004
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States - California Living Trust
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: None
8. Shared Voting Power: 4,677,001(1)
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 4,677,001(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,677,001(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 12.32% *

14. Type of Reporting Person (See Instructions): OO

* Based upon 33,817,840 shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Schedule 14A Proxy Statement filed on April 8, 2015, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2015, totaling 37,967,837 shares.

(1)	Consists of (1) 3,580,674 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and Fariba Nia are co-trustees, and (ii) 1,052,792 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock owned by the Living Trust. Mehran Nia and Fariba Nia disclaim beneficial interest in the Living Trust except to the extent of their respective pecuniary interests therein.

CUSIP No. 90343C100	Page 4 of 7

This Amendment No. 4 amends (a) the Schedule 13D filed on December 3, 2008 (the “Initial Schedule 13D”) by Mehran Nia, Fariba Nia, and the Nia Living Trust Established September 2, 2004 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on October 7, 2009, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on October 14, 2009, and (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Persons on July 30, 2015. Capitalized terms used in this Amendment No. 3 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons recently submitted to the Issuer’s management and board of directors (the “Board”) a letter recommending that the Board retain a nationally recognized investment bank advisor to explore strategic alternatives to maximize stockholder value, including a potential sale. A copy of the letter is filed as an Exhibit to this Schedule 13D.

Mehran Nia has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 90343C100	Page 5 of 7

Item 5. Interest in Securities of Issuer.

The aggregate percentage of Common Stock reported by each Reporting Person is based upon 33,817,840 shares of Issuer’s Common Stock outstanding, as reported in Issuer’s Schedule 14A Proxy Statement filed on April 8, 2015, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2015, totaling 37,967,837 shares.

(a) The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	4,677,001	12.32%
Fariba Nia	4,677,001	12.32%
Nia Living Trust	4,677,001	12.32%
Established September 2, 2004

(b) (i) Sole power to vote or to direct the vote:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(ii) Shared power to vote or to direct the vote:

Mehran Nia	4,677,001
Fariba Nia	4,677,001
Nia Living Trust Established September 2, 2004	4,677,001

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	4,677,001
Fariba Nia	4,677,001
Nia Living Trust Established September 2, 2004	4,677,001

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

CUSIP No. 90343C100	Page 6 of 7

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to Be Filed as Exhibits.

The following additional exhibit is filed herewith:

1.	Copy of letter sent by Mehran Nia to the Issuer on May 4, 2015.

CUSIP No. 90343C100	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015

/s/ Mehran Nia
Mehran Nia

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ Mehran Nia
Its:	Co-trustee

Exhibit 1

LETTER ISSUED TO THE BOARD OF U.S. AUTO PARTS NETWORK, INC.

May 4, 2015

The Board of Directors
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

To the Board of Directors of U.S. Auto Parts Network, Inc.:

As you well know, I am a Co-Founder, former CEO, board member, and a significant shareholder of U.S. Auto Parts Network (“US Auto Parts” or the “Company”) with direct control over 11.7% of the Company’s shares outstanding. As I have previously discussed with several board members, it is my firm belief that US Auto Parts will continue to trade below its true value due to several factors that remain outside of this Board’s control. This is not something entirely unique to US Auto Parts, but more often something commonplace among micro-cap companies with very few institutional shareholders, limited trading volume and lack of Wall Street research coverage. Despite this undervaluation, the Company’s valuable assets, improving financials and optimistic industry growth expectations all indicate US Auto Parts would be an attractive asset to a strategic buyer. Further to this, a healthy M&A environment, inexpensive financing options, and the potential for substantial cost eliminations suggest an attractive premium could be achieved through a well-orchestrated, competitive sale process.

Extracted from SRR’s 2014 M&A Yearbook for the Automotive Aftermarket

“We expect 2015 to be another strong year for M&A activity in the automotive aftermarket. Our view is bolstered with what we are seeing across our clients’ businesses – an increasingly favorable financing environment, improving target financial performance, growing balance sheet strength among strategic acquirers, and increasing active participation from private equity firms as acquirers (including for bolt-on acquisitions to existing portfolio companies within the sector – hybrid transactions).”

US Auto Parts’ persistent undervaluation despite its attractive assets and growth prospects requires this Board’s immediate attention. I believe there are several factors that make US Auto Parts a compelling acquisition candidate at this time, including:

At $4.00 - $6.00 per share US Auto Parts is a reasonable acquisition size. The Company is fast approaching $300 million in annualized revenues, generates positive adjusted EBITDA, maintains a healthy inventory of saleable products, and holds very little debt. Based upon a mid-range buyout price of $5.00 per share, the acquisition value of approximately $170 million is a reasonable valuation based upon recent comparable transactions. Furthermore, the availability of low interest rates makes this a feasible acquisition to finance for potential strategic buyers with substantial borrowing capacity.

The online aftermarket auto parts industry continues to experience strong growth. As noted on the Company’s fourth quarter 2014 investor conference call, the online auto parts industry is expected to grow to be over $5 billion in 2015 and, according to Booz & Company, should double over the next five years. As a largest online provider of aftermarket auto parts, US Auto parts is the best-positioned company to benefit from this growth.

US Auto Parts is the largest pure play retailer of automotive aftermarket parts. The Company maintains three well-recognized websites, including www.autopartswarehouse.com, www.jcwhitney.com, and the Company’s corporate website www.usautoparts.net. The user-friendly websites attract approximately ten million unique monthly visitors (which is nearly twice as many as its closest competitor) which generate average e-commerce order values of $111 per transaction.

US Auto Parts offers a broad selection of over 1.6 million products across body parts, engine parts, and performance & accessories. Unlike any of its competitors, approximately 57% of the Company’s revenues are generated from private label products (45,000+ SKUs) sourced from over 200 factories in Asia. These private label products generate gross margins ranging from 30% to 60%.

US Auto Parts owns an offshore operation, including a call center in the Philippines. The Company employs over 700 people in the Philippines responsible for a majority of its website development, catalog management, back office support and customer service. As a result, the Company maintains cost-effective control over the quality of its customer interface.

In conclusion, I believe it is both necessary and timely for the Board to address the persistent undervaluation of the Company. Given its relatively small market capitalization and limited trading liquidity, it is my opinion that US Auto Parts does not, and will not, benefit from continuing to be a publicly traded business. As one of the Company’s longest and largest shareholders I believe it is important for the board to act swiftly.

Respectfully yours,

Mehran Nia